Exhibit 99.26 (h) i. a. 2

AMENDMENT NO. 1 TO FINANCIAL SUPPORT AGREEMENT

(AIM Variable Insurance Funds (Invesco Variable Insurance Funds))

This Amendment No. 1 is made as of the ___ day of ______________, 2019 between Massachusetts Mutual Life Insurance Company (the “Insurer”) and Invesco Distributors, Inc., (“Invesco”) (collectively, the “Parties”). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Agreement (defined below).

WHEREAS, the Insurer and Invesco are parties to a certain Financial Support Agreement dated October 1, 2016 (the “Agreement”);

WHEREAS, the Parties wish to supplement the Agreement as provided herein;

NOW THEREFORE, in consideration for the mutual promises set forth herein, the Parties hereto agree as follows:

1. Paragraph 3(e) is hereby deleted from the Agreement.

2. Schedule A to the Agreement is deleted and replaced with “Schedule A [__________] 2019” attached hereto.

3. All other terms and provisions of the Agreement not amended herein shall remain in full force and effect.

INVESCO DISTRIBUTORS, INC.

By:
Name:
Title:

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

By:
Name:
Title:

Schedule A [__________] 2019

FINANCIAL SUPPORT FEE

1.	Invesco agrees to pay to Insurer a quarterly fee (“Quarterly Fee”) equal to a percentage of the average daily net assets of the Portfolios, not including the INVESCO OPPENHEIMER FUNDS (defined below), Invesco V.I. Government Money Market Fund, Invesco V.I. S&P 500 Index Fund, and Invesco V.I. Equally Weighted S&P 500 Fund, attributable to the Contracts issued by Insurer at the following annual rate:

Annual Rate

0.10%

2.	Effective May 28, 2019, Invesco or its affiliates agrees to pay to Insurer a Quarterly Fee equal to a percentage of the average daily net assets of the funds referenced below (the “INVESCO OPPENHEIMER FUNDS”) attributable to the Contracts issued by Insurer at the following annual rate:

•	For all Insurer assets invested in the INVESCO OPPENHEIMER FUNDS (excluding Insurer assets invested in Invesco Oppenheimer V.I. Government Money Fund), Invesco or its affiliates will pay Insurer a fee of 0.22% per annum.

•	For all Insurer assets invested in Invesco Oppenheimer V.I. Government Money Fund, Invesco or its affiliates will pay a fee to Insurer of 0.09% per annum.

Such payments will be subject to a limit of one third of the average management fee paid by such fund to Invesco during the prior quarter, at a fee computed on the last business day of each month during the quarter and will be paid to the Insurer within sixty (60) calendar days thereafter. Payment will be accompanied by a statement showing the calculation of the quarterly amounts payable by Invesco and such other supporting data as may be reasonably requested by Insurer. All expenses incurred and payments received by the Insurer (based upon actual expenses incurred, or a specified fee, in providing such services) shall be allocated by the Insurer in conformity with customary insurance accounting practices.

Insurer will notify Invesco in writing within thirty (30) calendar days following the receipt of a quarterly payment if the Insurer is disputing the amount in good faith. If the Insurer does not provide such notice of dispute within the required time, the payment amount will be deemed correct and accepted by the Insurer.

INVESCO OPPENHEIMER FUNDS:

•	Invesco Oppenheimer V.I. Capital Appreciation Fund
•	Invesco Oppenheimer V.I. Conservative Balanced Fund
•	Invesco Oppenheimer V.I. Discovery Mid Cap Growth Fund
•	Invesco Oppenheimer V.I. Global Fund
•	Invesco Oppenheimer V.I. Global Strategic Income Fund
•	Invesco Oppenheimer V.I. Government Money Fund
•	Invesco Oppenheimer V.I. International Growth Fund
•	Invesco Oppenheimer V.I. Main Street Fund®
•	Invesco Oppenheimer V.I. Main Street Small Cap Fund®
•	Invesco Oppenheimer V.I. Total Return Bond Fund